December 9th, 2013

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549

Re:	GRUMA, S.A.B. de C.V.
Form 20-F for Fiscal Year Ended
December 31, 2012
Filed April 30, 2013
File No. 001-14852

Dear Mr. Horowitz,

We received your November 22nd letter (“Letter”) relating to the Form 20-F for Fiscal Year ended December 31st, 2012, filed by GRUMA, S.A.B. de C.V. (“GRUMA”) on April 30th, 2013, File No. 001-14852.

Please note that GRUMA is in the process of preparing its response to your Letter.

GRUMA intends to provide the requested response to the Letter no later than Friday, December 20th, 2013.

In the meantime, please do not hesitate to contact me should you have any questions or comments on this matter.

Sincerely,

/S/ Raul Cavazos
Raul Cavazos
Chief Financial Officer